NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS SECOND QUARTER AND SIX MONTH RESULTS

Company to Host Conference Call Wednesday, August 15, 2012 at 9 am ET

JACKSONVILLE, Fla., August 14, 2012 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today reported operating results for the second quarter and six months ended June 30, 2012, as compared to the same periods in 2011.

For the second quarter ended June 30, 2012, the Company reported a net loss of $5.1 million, or $0.07 per share, compared to a net loss of $3.5 million, or $0.06 per share, for the same period in 2011. For the six month period ended June 30, 2012, the Company reported a net loss of $9.1 million, or $0.13 per share, compared to a net loss of $6.9 million, or $0.12 per share, for the same period in 2011. The increase in net loss for the three and six month periods is primarily the result of litigation-related expenses and increases in non-cash share-based compensation.

For the first half of 2012, the Company received net proceeds of $8.3 million from an April 2012 sale of equity securities and $0.9 million in proceeds from the exercise of warrants and options.  The Company used approximately $6.9 million in operating cash in the first half of 2012 and invested an additional $0.6 million in patents and fixed assets for the same period. ParkerVision ended the first half of 2012 with approximately $6.9 million in cash and available for sale securities.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “We remain firm in our belief that our intellectual property portfolio is key to current and future developments in wireless communications.  We continue to invest in the development, commercialization and defense of our intellectual property as evidenced by the 13 new patents we have obtained thus far in 2012, our ongoing efforts with one of VIA Telecom’s handset OEM customers to incorporate our technology into mobile handsets, and our infringement litigation against Qualcomm.”

Conference Call

ParkerVision will host a live conference call on Wednesday, August 15, 2012 at 9:00 a.m. Eastern time to review its financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2011 and the Forms 10Q for the quarters ended March 31 and June 30, 2012. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Service revenue	$-	$-	$-	$-
Cost of goods sold	-	-	-	-
Gross margin	-	-	-	-

Research and development	1,789	2,186	3,828	4,124
Marketing and selling	363	338	758	680
General and administrative	2,929	1,046	4,570	2,154
Total operating expense	5,081	3,570	9,156	6,958

Interest and other income	20	33	27	51

Net loss	$(5,061)	$(3,537)	$(9,129)	$(6,907)

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.13)	$(0.12)

Weighted average shares outstanding	74,582	59,054	71,094	55,993

Balance Sheet Highlights (in thousands)	June 30, 2012 (unaudited)	December 31, 2011
Cash and available for sale securities	$6,881	$5,240
Prepaid and other current assets	651	662
Property and equipment, net	423	351
Intangible assets, net	9,027	9,004
Other assets	473	585
Total assets	$17,455	$15,842

Current liabilities	$1,419	$1,363
Long term liabilities	139	138
Shareholders’ equity	15,897	14,341
Total liabilities and shareholders’ equity	$17,455	$15,842

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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